Exhibit 99.1

Realm Therapeutics Reports Top-line Data from Phase 2 Trial of PR022 in Atopic Dermatitis and First Half 2018 Financial Results

Company Hosting Conference Call Today at 9:00 AM ET / 2:00 PM BST

MALVERN, PA, August 14, 2018 - Realm Therapeutics plc (NASDAQ:RLM / AIM:RLM), a clinical stage biopharmaceutical company focused on developing novel therapeutics in immune-mediated diseases, today reports preliminary top-line data from its Phase 2 trial of PR022 in Atopic Dermatitis, as well as financial results for the six months ended June 30, 2018.

In a randomized, double-blind, vehicle controlled, Phase 2 clinical trial of 122 patients, PR022 showed no difference from vehicle in the primary endpoint of percent change in Eczema Area Severity Index (EASI) versus baseline.

“PR022 did not show the desired effect in this trial,” said Alex Martin, CEO of Realm Therapeutics. “Having just received the data, we are working to better understand this outcome and to analyze all of the data collected in the study.  We are conducting a full review to determine whether there is a path forward for our proprietary technology in Atopic Dermatitis, and to evaluate the implications for our Acne and Psoriasis programs. We will provide an update on our plans in September. I would like to thank the patients and investigators who participated in this trial.”

CORPORATE AND FINANCIAL HIGHLIGHTS

•	Cash, cash equivalents and short-term investments were $23.7 million at June 30, 2018 (at December 31, 2017: $33.9m).
•	Investments in Research & Development increased to $7.4 million (H1 2017: $3.0m) driven by increased investment in clinical development activities.
•	General and Administrative expenses increased to $3.5 million (H1 2017: $1.6m) primarily due to Nasdaq listing costs.
•	In July 2018, Realm listed American Depositary Shares (ADSs) representing the Company’s ordinary shares on the Nasdaq Capital Market to facilitate the creation of a trading market in the US for the Company's securities and in satisfaction of obligations under a registration rights agreement entered into with investors who participated in the Company's October 2017 private placement.
•	The US Patent and Trademark Office issued two new patents to Realm that expand the intellectual property portfolio around the Company’s proprietary immunomodulatory technology in the treatment of inflammatory and autoimmune disorders.

Conference Call

The Company will host a conference call and audio webcast today at 9:00 a.m. ET / 2:00 p.m. BST to discuss the Atopic Dermatitis Phase 2 trial results and the financial results. To access the conference call, please use the dial in details below:

US Toll-Free: +1 855-857-0686

US Toll: +1 631-913-1422

UK Toll-Free: 08003589473

UK Toll: +44 3333000804

Conference call pin code: 51680194#

Please dial in at least 10 minutes prior to the start time. A live and archived audio webcast of the call will be available on the Events and Presentations page of the Company’s website, www.realmtx.com.

Availability of Other Information

The Company has submitted a Form 6-K to the Securities and Exchange Commission (SEC) which includes as exhibits: Unaudited Financial Statements and Notes prepared on a US GAAP basis, Management’s Discussion & Analysis, Risk Factors related to the business and a copy of this press release. These documents can be accessed from the Investor section of the Company’s website at www.realmtx.com.

About Realm Therapeutics

Realm Therapeutics is a clinical-stage biopharmaceutical company developing novel therapeutics that target the interplay between innate and adaptive immunity. The Company's programs seek to influence immune signalling and change the course of immune-mediated diseases in adults and children. Realm's lead drug development program utilizes the Company's proprietary immunomodulatory technology for the treatment of Atopic Dermatitis, and the Company is exploring its efficacy in other dermatology indications which include Acne Vulgaris and Psoriasis, as well as other therapeutic areas. For more information on Realm Therapeutics please visit www.realmtx.com.

Pipeline

PR022 is a proprietary, non-alcohol based, topical gel formulation of high concentration hypochlorous acid (HOCl). Realm is evaluating PR022 for potential application in Atopic Dermatitis and Psoriasis. RLM023 is a topical formulation of HOCl that is being optimized and evaluated for Acne Vulgaris.

Forward Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company's clinical trials, results of clinical trials, pipeline of candidates and product candidate development plans including trial results, next steps in clinical development, regulatory strategy, costs and timelines. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our history of operating losses; the recently announced results of the Phase 2 trial of PR022 in Atopic Dermatitis and the uncertainty around future plans for PR022 or any other product candidates; the impact of the PR022 Phase 2 results on our development plans for other potential product candidates or indications; uncertainty around our need for additional funding to advance development and commercialization of any current or future product candidates, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on PR022 in Atopic Dermatitis; economic, regulatory and other risks; the lengthy and expensive process of drug development, which has an uncertain outcome; undesirable or unacceptable side effects associated with any of our pipeline candidate; the uncertainty of our ability to develop or acquire products not based on our active pharmaceutical ingredient (API) hypochlorous acid (HOCl) or outside of dermatology leading to a high concentration of risk in limited areas; certain risks associated with HOCl including its inherent instability and the fact that there are other companies which make HOCl-based products; the loss of any key personnel from our relatively small team; potential material differences between our reported top-line data and final data; our reliance on third parties, including clinical research organizations, investigators, manufacturers and other suppliers; and lawsuits related to patents covering HOCl, PR022 and our pipeline candidates and the potential for our patents to be found invalid or unenforceable. In addition, following the listing of ADSs representing our ordinary shares on Nasdaq, the Company is listed on two stock exchanges which results in higher operating costs and varied regulatory obligations both of which are impacted by the Company’s status as a Foreign Private Issuer and Emerging Growth Company which could change over time; and the uncertainty with respect to an active market being established for the ADSs. These risks and uncertainties and other important factors are referred to in an exhibit to our Form 6-K filed with the Securities and Exchange Commission (SEC) on August 14, 2018, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required by law or by any appropriate regulatory authority. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

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Realm Therapeutics plc

Consolidated Balance Sheets

(in thousands except share and per share data)

(unaudited)

	June 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$16,236	$9,508
Marketable securities	7,433	24,345
Royalty receivable	757	444
Prepaid expenses and other assets	203	245
Total current assets	24,629	34,542
Property and equipment, net	252	246
Royalty receivable, net of current portion	1,570	—
Other assets	280	320
Total assets	$26,731	$35,108
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,233	$1,009
Accrued expenses	1,216	1,902
Total liabilities	2,449	2,911

Shareholders’ equity:
Ordinary shares, £0.10 nominal value: 154,897,265 ordinary shares authorized at June 30, 2018: 116,561,917 ordinary shares were issued and outstanding at June 30, 2018 and December 31, 2017	24,259	24,259
Additional paid-in capital	198,009	197,722
Accumulated other comprehensive loss	(27)	(11)
Accumulated deficit	(197,959)	(189,773)
Total shareholders’ equity	24,282	32,197
Total liabilities and shareholders’ equity	$26,731	$35,108

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Realm Therapeutics plc

Consolidated Statements of Operations and Comprehensive Loss

(in thousands except share and per share data)

(unaudited)

	Six Months Ended June 30,
	2018	2017
Revenues	$-	$619
Operating expenses:
Research and development	7,376	2,968
General and administrative	3,518	1,602
	10,894	4,570
Loss from operations	(10,894)	(3,951)
Interest income	248	18
Net loss	(10,646)	(3,933)
Other comprehensive loss:
Unrealized loss on investments	(13)	-
Foreign exchange translation adjustment	(3)	9
Total comprehensive loss	$(10,662)	$(3,924)

Net loss per ordinary share - basic and diluted	$(0.09)	$(0.08)

Weighted average ordinary shares - basic and diluted	116,561,917	50,165,432

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Realm Therapeutics plc

Consolidated Statement of Cash Flows

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities:
Net loss	$(10,646)	$(3,933)
Adjustments to reconcile net loss to net cash used in operating activities
Loss on disposal of property and equipment	-	3
Depreciation and amortization	39	39
Noncash interest income	(70)	-
Share-based compensation	287	141
Changes in operating assets and liabilities:
Royalty receivable	647	(210)
Prepaid expenses and other assets	81	3
Accounts payable and accrued expenses	(462)	(718)
Net cash used in operating activities	(10,124)	(4,675)

Cash flows from investing activities:
Purchase of marketable securities	(10,932)	-
Proceeds from sale of marketable securities	27,831	-
Purchases of property and equipment	(45)	(108)
Net cash provided by (used in) continuing investing activities	16,854	(108)
Net cash used in discontinued investing activities	-	(1,093)
Net cash provided by (used in) investing activities	16,854	(1,201)
Effect of exchange rate changes on cash	(2)	9

Net increase (decrease) in cash and cash equivalents	6,728	(5,867)
Cash and cash equivalents, beginning of period	9,508	21,430
Cash and cash equivalents, end of period	$16,236	$15,563
Supplemental cashflow information:
Adjustment to royalty receivables upon adoption of ASC 606	$(2,460)	$-

Contacts:

Realm Therapeutics plc

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside US: +44 (0) 20 3727 1000

US: +1 212 600 1902

Argot Partners

Laura Perry / Maghan Meyers

+1 212 600 1902

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